COMMENTS RECEIVED ON NOVEMBER 20, 2012

FROM EDWARD BARTZ

FIDELITY BOYLSTON STREET TRUST (File Nos. 002-76309 and 811-03407)

Strategic Advisers Multi-Manager Income Fund, Strategic Advisers Multi-Manager 2005 Fund, Strategic Advisers Multi-Manager 2010 Fund, Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, Strategic Advisers Multi-Manager 2055 Fund

POST-EFFECTIVE AMENDMENT NO. 39

1. All funds

"Fund Summary" (prospectus)

"Fee Table"

(Example from Strategic Advisers Multi-Manager Income Fund)

Annual fund operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee	None
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.12%
Acquired fund fees and expensesA	0.46%
Total annual fund operating expenses	0.58%
Fee waiver and/or expense reimbursementB	0.02%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.56%

A Based on estimated amounts for the current fiscal year.

B Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.10%. This arrangement will remain in effect through May 31, 2014. Strategic Advisers may not discontinue or modify this arrangement without the approval of the Board of Trustees.

C: The Staff requests confirmation that the agreements will be filed as exhibits to the registration statement.

R: As disclosed, each expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Each particular expense arrangement is an undertaking by FMR to reimburse certain expenses through the stated date, which cannot be terminated without Board approval prior to such date. This arrangement is documented in Board materials presented to the Board in connection with the approval of the funds' contract arrangements, but is not otherwise memorialized in separate agreements.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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2. All funds

"Fund Summary" (prospectus)

"Portfolio Turnover"

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell non-affiliated funds or other types of securities directly (including non-affiliated exchange traded funds). If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests that we revise this paragraph to make it more clear, especially in regards to underlying funds' transaction costs.

R: We believe the disclosure included in the prospectus is clear as written and is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between the fund's transaction costs and the fund's portfolio turnover rate. The transaction costs of the underlying funds the fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

3. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for each fund in the Fund Summary section.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Instead, each fund implements its investment strategies via investment in underlying domestic equity funds, international equity funds, bond funds and short-term funds. Accordingly, we have not modified the principal investment strategies disclosure for the funds.

4. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality and maturity of each fund.

R: The funds do not have a principal investment strategy of investing in funds with a particular credit quality or maturity. Instead, each fund implements its investment strategies via investment in underlying domestic equity funds, international equity funds, bond funds and short-term funds. Accordingly, we have not modified the principal investment strategies disclosure for the funds.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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5. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) involve greater risk of default on interest and principal payments or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

6. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

Inflation-Protected Debt Exposure. Increases in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable.

Investing in ETFs. ETFs may trade in the secondary market at prices below the value of their underlying portfolios and may not be liquid. ETFs that track an index are subject to tracking error and may be unable to sell poorly performing assets that are included in their index or other benchmark."

C: The Staff requests that we add corresponding strategies for Leverage Risk, Inflation-Protected Debt Exposure, and Investing in ETFs to the "Principal Investment Strategies" in the "Fund Summary" section, as applicable.

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in ETFs and treasury inflation protected securities or to seek leverage, but rather invest in underlying funds that may have exposure to such instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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7. All funds

"Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"Fund shares generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of FMR provides recordkeeping services. Plan participants may purchase shares of the fund only if shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:

Internet www.401k.com
Phone For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
Mail
Redemptions:
Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for fund shares."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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8. Strategic Advisers Multi-Manager 2015 Fund, Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, and Strategic Advisers Multi-Manager 2055 Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like the "Principal Investment Strategies" section of the "Fund Summary" to include a "glide path" for all funds that have not yet reached their target date.

R: We are aware of the proposed rule titled, "Investment Company Advertising: Target Date Retirement Fund Names and Marketing." However, we are not aware of a final rule on this topic, including any Form N-1A amendments. Each target date fund's individual asset allocation strategy and the fact that it becomes more conservative over time is disclosed under "Principal Investment Strategies" in the "Fund Summary" section for each fund. A glide path chart illustrating the asset allocation strategies for all target date funds in each product line, showing each individual fund's relative positioning in the context of and in relation to other funds in the same product line over time, is presented in the "Investment Details" section. At present, such a glide path chart or table cannot be included under "Principal Investment Strategies" in the "Fund Summary" section, since disclosure responsive to Item 4 can only include the principal strategies for one fund at a time. See Form N-1A General Instruction C.3(c)(ii). If Form N-1A is amended to permit or require in the "Fund Summary" section a glide path showing all funds in the product line, illustrating how each becomes more conservative over time until its allocations match those of the income fund in its respective product line, we will revisit our disclosure at that time.

9. Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, and Strategic Advisers Multi-Manager 2055 Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

""Growth" Investing. "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.

"Value" Investing. "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

Short Sales and Leverage Risk. Short sales pose more risk than long positions. Because a short position loses value as the security's price increases, the loss on a short sale is theoretically unlimited. Regulatory bans on certain short selling activities may prevent a fund from fully implementing its strategy. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

Mid Cap Investing. The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.

Small Cap Investing. The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers."

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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C: The Staff notes the presence of a Growth Investing risk, Value Investing risk, Short Sales and Leverage Risk, Mid Cap Investing risk, and Small Cap Investing risk, and requests that corresponding strategies be added to the "Principal Investment Strategies" in the "Fund Summary" section.

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in growth, value, mid cap, or small cap stocks or to seek leverage, but rather invest in underlying funds that may have exposure to such instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

10. All funds

"Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 39

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11. All funds

"Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.